SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW BASE (NO.72) IN THE AZORES

1 AIRCRAFT ($100M INVESTMENT) AT PONTA DELGADA AIRPORT

3 NEW ROUTES TO LONDON, LISBON & PORTO, 350,000 CUSTOMERS P.A.

Ryanair, Europe’s favourite low fares airline, today (5 Dec) announced it will open its 4th Portuguese base (No.72 in total) in the Azores from April 2015 with 1 based aircraft and 3 new routes to London Stansted, Lisbon and Porto, which will deliver 350,000 customers p.a. and support 350 “on-site” jobs*, as it invests $100m in the Azores following the removal by INAC of the PSO restrictions.

Ryanair’s base in the Azores will deliver:

•	1 based Boeing 737-800 aircraft
•	3 new routes to London Stansted (1 x weekly), Lisbon (2 x daily) and Porto (1 x daily)
•	20 weekly flights with morning and evening schedules
•	350,000 customers p.a.
•	350* “on site” jobs p.a.

Ryanair is also in discussions with the Government of the Azores about possible services to Terceira and additional international flights to the Islands.

Customers can fly on Ryanair’s twice-daily service to Lisbon and daily service to Porto while enjoying allocated seating, a free 2nd carry-on bag, reduced fees, a new website, a brand new app with mobile boarding passes, and our new Family Extra and Business Plus services, making Ryanair the ideal choice for families, business and leisure travellers.

Ryanair’s 3 new Azores routes go on sale on the Ryanair.com website today at fares from €29.99 one-way for travel in April, May and June and are available for booking until midnight Monday (8 Dec).

3 NEW AZORES ROUTES

Route	Start Date	Ryanair	TAP/SATA	Savings
Ponta Delgada – Lisbon	From Apr ‘15	€29.99	€250.62	€220.63
Ponta Delgada – Porto	From Apr ‘15	€29.99	€250.62	€220.63
Ponta Delgada – London	From Apr ‘15	€49.99	N/A	N/A
            *prices as of 03 Dec 14 for travel on 01Apr 15, one-way

Secretary for Tourism and Transport, Vitor Manuel Angelo Fraga said:

“On behalf of the Azorean Government, I want to welcome Ryanair to the Azores. I hope and expect that Ryanair will achieve great success with its operations here in the Azores, and we look forward to working together to promote the development of tourism on our islands.”

Ryanair’s Chief Commercial Officer, David O’Brien said:

“Ryanair is pleased to announce our new base in the Azores from April 2015, with 3 new low fare routes to London (1 x weekly), Lisbon (2 x daily) and Porto (1 x daily), which will deliver 350,000 customers annually and support 350* “on-site” jobs, as Ryanair invests $100m in the Azores.

Ryanair welcomes the Government’s decision to open the Azorean market to competition to the benefit of Island residents, tourists and consumers. Our 3 new Azores routes with daily frequencies and great timings are ideal for business passengers, Island residents and families booking their low fare summer holiday getaways, with fares starting from just €29.99 one-way for travel in April, May and June which are available for booking until Monday (8 Dec).”

* ACI confirms up to 1,000 ‘on-site’ jobs per 1m passengers

For further information
please contact:
Robin Kiely                                           Jose Espartero
Ryanair Ltd                                           Ryanair Ltd
Tel: +353-1-9451212                          Tel: +351 211 110070
press@ryanair.com                             portugal@ryanair.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 December, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary